KPMG LLP 345 Park Avenue New York, NY 10154-0102

November 25, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Viatris Inc., formerly known as Upjohn Inc. (the Company), and, under the date of May 7, 2020, we reported on the consolidated balance sheet of Upjohn Inc. and subsidiaries as of December 31, 2019, the related consolidated statements of income, comprehensive income, equity, and cash flows for the period from February 14, 2019 (date of incorporation) to December 31, 2019, and the related notes. On November 20, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01of its Form 8-K dated November 25, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the paragraph in section 4.01(b) “Engagement of New Registered Public Accounting Firm”.

Very truly yours,